UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 1)*

                          USI HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 90333H101
--------------------------------------------------------------------------------
                               (CUSIP Number)

                             STEVEN B. KLINSKY
                         NEW MOUNTAIN VANTAGE, L.P.
                       787 SEVENTH AVENUE, 49TH FLOOR
                             NEW YORK, NY 10019
                               (212) 720-0300

                                 Copies to:

                             STUART H. GELFOND
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NY 10004-1980
                               (212) 859-8000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               JUNE 12, 2006
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

--------------------------------              ----------------------------------
   CUSIP NO. 90333H101                                Page 2 of 14 Pages
--------------------------------              ----------------------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    NEW MOUNTAIN VANTAGE GP, L.L.C.
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                                       (b) [  ]
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF
------------- ----- ------------------------------------------------------------
     5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                1,983,000


   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0


       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               1,983,000


   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,983,000
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES
                    [  ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    3.4%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     OO
------------------- ------------------------------------------------------------

                                SCHEDULE 13D

--------------------------------              ----------------------------------
   CUSIP NO. 90333H101                                Page 3 of 14 Pages
--------------------------------              ----------------------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    NEW MOUNTAIN VANTAGE, L.P.
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                                       (b) [  ]
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             WC
------------- ----- ------------------------------------------------------------
     5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                997,100


   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0


       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               997,100


   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    997,100
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES
                    [  ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1.7%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     PN
------------------- ------------------------------------------------------------

                                SCHEDULE 13D

--------------------------------              ----------------------------------
   CUSIP NO. 90333H101                                Page 4 of 14 Pages
--------------------------------              ----------------------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                                       (b) [  ]
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             WC
------------- ----- ------------------------------------------------------------
     5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                985,900


   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0


       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               985,900


   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    985,900
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES
                    [  ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    1,7%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     PN
------------------- ------------------------------------------------------------

                                SCHEDULE 13D

--------------------------------              ----------------------------------
   CUSIP NO. 90333H101                                Page 5 of 14 Pages
--------------------------------              ----------------------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                                       (b) [  ]
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF
------------- ----- ------------------------------------------------------------
     5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                  DELAWARE
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                3,861,400


   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0


       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               3,861,400


   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,861,400
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES
                    [  ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.7%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     OO
------------------- ------------------------------------------------------------

                                SCHEDULE 13D

--------------------------------              ----------------------------------
   CUSIP NO. 90333H101                                Page 6 of 14 Pages
--------------------------------              ----------------------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                                       (b) [  ]
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             WC
------------- ----- ------------------------------------------------------------
     5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                    CAYMAN ISLANDS
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                1,878,400


   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0


       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               1,878,400


   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,878,400
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES
                    [  ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    3.2%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     CO
------------------- ------------------------------------------------------------

                                SCHEDULE 13D

--------------------------------              ----------------------------------
   CUSIP NO. 90333H101                                Page 7 of 14 Pages
--------------------------------              ----------------------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    NEW MOUNTAIN VANTAGE HOLDCO LTD.
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                                       (b) [  ]
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             WC
------------- ----- ------------------------------------------------------------
     5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                    CAYMAN ISLANDS
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                1,878,400


   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0


       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               1,878,400


   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,878,400
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES
                    [  ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    3.2%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     CO
------------------- ------------------------------------------------------------

                                SCHEDULE 13D

--------------------------------              ----------------------------------
   CUSIP NO. 90333H101                                Page 8 of 14 Pages
--------------------------------              ----------------------------------

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    STEVEN B. KLINSKY
------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [  ]
                                                                       (b) [  ]
------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY
------------- ----- ------------------------------------------------------------
     4              SOURCE OF FUNDS
                             AF, PF
------------- ----- ------------------------------------------------------------
     5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES OF AMERICA
------------- ----- ------------------------------------------------------------
                      7     SOLE VOTING POWER
                            0
    NUMBER OF
                    ------- ----------------------------------------------------
                      8     SHARED VOTING POWER
      SHARES                3,861,400


   BENEFICIALLY
                    ------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
     OWNED BY               0


       EACH
                    ------- ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
    REPORTING               3,861,400


   PERSON WITH
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,861,400
------------------- ------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                    SHARES
                    [  ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.7%
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                                     IN
------------------- ------------------------------------------------------------

     This Amendment No. 1, filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company ("Vantage GP"), New Mountain Vantage, L.P., a Delaware limited partnership ("NMV"), New Mountain Vantage (California), L.P., a Delaware limited partnership ("NMVC"), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company ("NMV Advisers"), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company ("NMV Offshore"), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company ("NMV Offshore HoldCo", NMV Offshore HoldCo, together with NMV and NMVC, the "Purchasers"), and Steven B. Klinsky (collectively, the "Reporting Persons"), amends and supplements the
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on May 19, 2006, relating to the common stock, par value $.01 per share ("Common Stock"), of USI Holdings Corporation, a Delaware corporation (the "Issuer").(1)
---------------------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

     The aggregate purchase price of the 3,861,400 shares of Common Stock owned by the Purchasers is $57,961,791.21, including brokerage commissions. The shares of Common Stock owned by Purchasers were acquired with working capital.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

     (A). The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 57,842,938 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 1, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 9, 2006.

     As of the close of business on June 12, 2006, Mr. Klinsky and NMV Advisers may be deemed to beneficially own an aggregate of 3,861,400 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC and NMV Offshore representing, in the aggregate, approximately 6.7% of the issued and outstanding shares of Common Stock. Mr. Klinsky and NMV Advisers disclaim beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC and NMV Offshore, to the extent that partnership interests in NMV, NMVC and NMV Offshore are held by persons other than Mr. Klinsky.

     As of the close of business on June 12, 2006, Vantage GP may be deemed to beneficially own an aggregate of 1,983,000 shares of Common Stock that may be deemed to be beneficially owned by NMV and NMVC representing, in the aggregate, approximately 3.4% of the issued and outstanding shares of Common Stock. Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV and NMVC to the extent that partnership interests in NMV and NMVC are held by persons other than Vantage GP.

     As of the close of business on June 12, 2006, NMV Offshore may be deemed to beneficially own an aggregate of 1,878,400 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 3.2% of the issued and outstanding shares of Common Stock.

     As of the close of business on June 12, 2006, (i) NMV may be deemed to beneficially own an aggregate of 997,100 shares of Common Stock, representing approximately 1.7% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 985,900 shares of Common Stock, representing approximately 1.7% of the issued and outstanding shares of Common Stock and (iii) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 1,878,400 shares of Common Stock, representing approximately 3.2% of the issued and outstanding shares of Common Stock.

     (B). Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

     (C). Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

     (D). No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

     (E). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender on demand and typically the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

     Other than as described in the Schedule 13D, as amended, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 13, 2006

                                        NEW MOUNTAIN VANTAGE GP, L.L.C.

                                        By:    /s/ Steven B. Klinsky
                                             ----------------------------------
                                             Steven B. Klinsky
                                             Managing Member


                                        NEW MOUNTAIN VANTAGE, L.P.

                                        By:New Mountain Vantage GP, L.L.C.,
                                             its general partner

                                        By:    /s/ Steven B. Klinsky
                                             ----------------------------------
                                             Steven B. Klinsky
                                             Managing Member


                                        NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.

                                        By:New Mountain Vantage GP, L.L.C.,
                                             its general partner

                                        By:    /s/ Steven B. Klinsky
                                             ----------------------------------
                                             Steven B. Klinsky
                                             Managing Member


                                        NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

                                        By:    /s/ Steven B. Klinsky
                                             ----------------------------------
                                             Steven B. Klinsky
                                             Managing Member

                                        NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

                                        By:    /s/ Steven B. Klinsky
                                             ----------------------------------
                                             Steven B. Klinsky
                                                  Director


                                        NEW MOUNTAIN VANTAGE HOLDCO LTD.

                                        By:    /s/ Steven B. Klinsky
                                             ----------------------------------
                                             Steven B. Klinsky
                                                  Director


                                          /s/ Steven B. Klinsky
                                         --------------------------------------
                                         Steven B. Klinsky


                                                      SCHEDULE A
                                TRANSACTIONS IN THE PAST SIXTY DAYS BY THE PURCHASERS

                                                         NMV

------------------------------ ------------------------------------------------ --------------------------------------
            Date                      Shares of Common Stock Purchased               Approximate Price per Share
                                                                                     (inclusive of commissions)
------------------------------ ------------------------------------------------ --------------------------------------
                    4/17/2006                      18,100                                       15.30
------------------------------ ------------------------------------------------ --------------------------------------
                    4/18/2006                      12,000                                       15.57
------------------------------ ------------------------------------------------ --------------------------------------
                    4/24/2006                      20,500                                       15.09
------------------------------ ------------------------------------------------ --------------------------------------
                    4/25/2006                      42,000                                       15.01
------------------------------ ------------------------------------------------ --------------------------------------
                    4/26/2006                      47,500                                       15.01
------------------------------ ------------------------------------------------ --------------------------------------
                    4/27/2006                      16,600                                       15.11
------------------------------ ------------------------------------------------ --------------------------------------
                    4/28/2006                      13,400                                       14.95
------------------------------ ------------------------------------------------ --------------------------------------
                     5/1/2006                      10,400                                       15.29
------------------------------ ------------------------------------------------ --------------------------------------
                     5/2/2006                       4,800                                       15.30
------------------------------ ------------------------------------------------ --------------------------------------
                     5/3/2006                       6,000                                       15.32
------------------------------ ------------------------------------------------ --------------------------------------
                     5/4/2006                      19,100                                       15.31
------------------------------ ------------------------------------------------ --------------------------------------
                     5/5/2006                      18,700                                       15.46
------------------------------ ------------------------------------------------ --------------------------------------
                     5/8/2006                      65,700                                       15.56
------------------------------ ------------------------------------------------ --------------------------------------
                     5/9/2006                      34,500                                       14.87
------------------------------ ------------------------------------------------ --------------------------------------
                    5/10/2006                      12,900                                       15.06
------------------------------ ------------------------------------------------ --------------------------------------
                    5/11/2006                      28,900                                       14.76
------------------------------ ------------------------------------------------ --------------------------------------
                    5/12/2006                      19,900                                       14.51
------------------------------ ------------------------------------------------ --------------------------------------
                    5/15/2006                      37,200                                       14.50
------------------------------ ------------------------------------------------ --------------------------------------
                    5/16/2006                      14,600                                       14.41
------------------------------ ------------------------------------------------ --------------------------------------
                    5/26/2006                      48,700                                       14.02
------------------------------ ------------------------------------------------ --------------------------------------
                    5/30/2006                      81,000                                       13.83
------------------------------ ------------------------------------------------ --------------------------------------
                    5/31/2006                      19,000                                       13.74
------------------------------ ------------------------------------------------ --------------------------------------
                    5/31/2006                      21,100                                       13.74
------------------------------ ------------------------------------------------ --------------------------------------
                     6/1/2006                       5,800                                       13.81
------------------------------ ------------------------------------------------ --------------------------------------
                     6/2/2006                      12,000                                       13.77
------------------------------ ------------------------------------------------ --------------------------------------
                     6/5/2006                      24,600                                       13.58
------------------------------ ------------------------------------------------ --------------------------------------
                     6/6/2006                        700                                        13.41
------------------------------ ------------------------------------------------ --------------------------------------

                                                         NMVC

------------------------------ ------------------------------------------------ --------------------------------------
            Date                      Shares of Common Stock Purchased               Approximate Price per Share
                                                                                     (inclusive of commissions)
------------------------------ ------------------------------------------------ --------------------------------------
                    4/17/2006                      19,600                                       15.30
------------------------------ ------------------------------------------------ --------------------------------------
                    4/18/2006                      13,000                                       15.57
------------------------------ ------------------------------------------------ --------------------------------------
                    4/24/2006                      22,400                                       15.09
------------------------------ ------------------------------------------------ --------------------------------------
                    4/25/2006                      45,900                                       15.01
------------------------------ ------------------------------------------------ --------------------------------------
                    4/26/2006                      51,700                                       15.01
------------------------------ ------------------------------------------------ --------------------------------------
                    4/27/2006                      18,100                                       15.11
------------------------------ ------------------------------------------------ --------------------------------------
                    4/28/2006                      14,600                                       14.95
------------------------------ ------------------------------------------------ --------------------------------------
                     5/1/2006                      11,200                                       15.29
------------------------------ ------------------------------------------------ --------------------------------------
                     5/2/2006                       5,200                                       15.30
------------------------------ ------------------------------------------------ --------------------------------------
                     5/3/2006                       6,500                                       15.32
------------------------------ ------------------------------------------------ --------------------------------------
                     5/4/2006                      20,800                                       15.31
------------------------------ ------------------------------------------------ --------------------------------------
                     5/5/2006                      20,300                                       15.46
------------------------------ ------------------------------------------------ --------------------------------------
                     5/8/2006                      71,400                                       15.56
------------------------------ ------------------------------------------------ --------------------------------------
                     5/9/2006                      32,900                                       14.87
------------------------------ ------------------------------------------------ --------------------------------------
                    5/10/2006                      12,300                                       15.06
------------------------------ ------------------------------------------------ --------------------------------------
                    5/11/2006                      27,500                                       14.76
------------------------------ ------------------------------------------------ --------------------------------------
                    5/12/2006                      19,000                                       14.51
------------------------------ ------------------------------------------------ --------------------------------------
                    5/15/2006                      35,500                                       14.50
------------------------------ ------------------------------------------------ --------------------------------------
                    5/16/2006                      13,900                                       14.41
------------------------------ ------------------------------------------------ --------------------------------------
                    5/31/2006                      22,900                                       13.74
------------------------------ ------------------------------------------------ --------------------------------------
                     6/1/2006                       6,300                                       13.81
------------------------------ ------------------------------------------------ --------------------------------------
                     6/2/2006                      13,100                                       13.77
------------------------------ ------------------------------------------------ --------------------------------------
                     6/5/2006                      26,700                                       13.58
------------------------------ ------------------------------------------------ --------------------------------------
                     6/6/2006                        800                                        13.41
------------------------------ ------------------------------------------------ --------------------------------------
                     6/6/2006                      12,100                                       13.24
------------------------------ ------------------------------------------------ --------------------------------------
                     6/7/2006                      17,500                                       13.51
------------------------------ ------------------------------------------------ --------------------------------------
                     6/8/2006                      17,200                                       13.24
------------------------------ ------------------------------------------------ --------------------------------------
                     6/9/2006                       6,900                                       13.36
------------------------------ ------------------------------------------------ --------------------------------------
                    6/12/2006                      31,000                                       13.21


                                                 NMV Offshore HoldCo

------------------------------ ------------------------------------------------ --------------------------------------
            Date                      Shares of Common Stock Purchased               Approximate Price per Share
                                                                                     (inclusive of commissions)
------------------------------ ------------------------------------------------ --------------------------------------
                    4/17/2006                      37,300                                       15.30
------------------------------ ------------------------------------------------ --------------------------------------
                    4/18/2006                      25,000                                       15.57
------------------------------ ------------------------------------------------ --------------------------------------
                    4/24/2006                      42,400                                       15.09
------------------------------ ------------------------------------------------ --------------------------------------
                    4/25/2006                      87,100                                       15.01
------------------------------ ------------------------------------------------ --------------------------------------
                    4/26/2006                      98,400                                       15.01
------------------------------ ------------------------------------------------ --------------------------------------
                    4/27/2006                      34,500                                       15.11
------------------------------ ------------------------------------------------ --------------------------------------
                    4/28/2006                      27,800                                       14.95
------------------------------ ------------------------------------------------ --------------------------------------
                     5/1/2006                      21,400                                       15.29
------------------------------ ------------------------------------------------ --------------------------------------
                     5/2/2006                      10,000                                       15.30
------------------------------ ------------------------------------------------ --------------------------------------
                     5/3/2006                      12,500                                       15.32
------------------------------ ------------------------------------------------ --------------------------------------
                     5/4/2006                      39,600                                       15.31
------------------------------ ------------------------------------------------ --------------------------------------
                     5/5/2006                      38,600                                       15.46
------------------------------ ------------------------------------------------ --------------------------------------
                     5/8/2006                      135,800                                      15.56
------------------------------ ------------------------------------------------ --------------------------------------
                     5/9/2006                      62,600                                       14.87
------------------------------ ------------------------------------------------ --------------------------------------
                    5/10/2006                      23,500                                       15.06
------------------------------ ------------------------------------------------ --------------------------------------
                    5/11/2006                      52,200                                       14.76
------------------------------ ------------------------------------------------ --------------------------------------
                    5/12/2006                      36,100                                       14.51
------------------------------ ------------------------------------------------ --------------------------------------
                    5/15/2006                      67,300                                       14.50
------------------------------ ------------------------------------------------ --------------------------------------
                    5/16/2006                      26,500                                       14.41
------------------------------ ------------------------------------------------ --------------------------------------
                    5/31/2006                      43,500                                       13.74
------------------------------ ------------------------------------------------ --------------------------------------
                     6/1/2006                      11,900                                       13.81
------------------------------ ------------------------------------------------ --------------------------------------
                     6/2/2006                      24,900                                       13.77
------------------------------ ------------------------------------------------ --------------------------------------
                     6/5/2006                      50,800                                       13.58
------------------------------ ------------------------------------------------ --------------------------------------
                     6/6/2006                       1,400                                       13.41
------------------------------ ------------------------------------------------ --------------------------------------
                     6/6/2006                      22,900                                       13.24
------------------------------ ------------------------------------------------ --------------------------------------
                     6/7/2006                      33,500                                       13.51
------------------------------ ------------------------------------------------ --------------------------------------
                     6/8/2006                      32,800                                       13.24
------------------------------ ------------------------------------------------ --------------------------------------
                     6/9/2006                      13,100                                       13.36
------------------------------ ------------------------------------------------ --------------------------------------
                    6/12/2006                      59,000                                       13.21